Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 26, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Attention: Tom Kluck

RE:	Caesars Entertainment Corporation
Registration Statement on Form S-4
Filed June 4, 2013, File No. 333-189090

Dear Mr. Kluck:

On behalf of Caesars Entertainment Corporation, a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement (the “Registration Statement”) on Form S-4 of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on June 4, 2013.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Tom Kluck, dated June 24, 2013 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Incorporation of Documents by Reference, page 229

1.	Please specifically incorporate by reference each current report on Form 8-K filed since the end of your last fiscal year. Please refer to Item 11(a)(2) of Form S-4. In addition, please also revise to specifically incorporate by reference any other quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness. For additional guidance, please see Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.

Response to Comment 1

Securities and Exchange Commission

The Registration Statement has been revised in response to the Staff’s comment. Please see page 229.

Item 22. Undertakings, page II-2

2.	Please revise to provide the undertaking required by Item 512(a)(5) of Regulation S-K.

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comment. Please see page II-2.

We trust that the foregoing sufficiently addresses your comments. We would appreciate the opportunity to discuss any comments or questions you may have in advance of any written response the Staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please do not hesitate to contact either the undersigned at (212) 373-3267 or Monica K. Thurmond at (212) 373-3055.

Respectfully submitted,

/s/ Kenneth Li
Kenneth Li

Enclosure

cc:	Donald A. Colvin
Caesars Entertainment Corporation

Michael D. Cohen, Esq.
Caesars Entertainment Corporation